

INVEST IN **INVISIBLE FOUNDRY**

Invisible Foundry Inc. is an intellectual property (IP) licensing company.

LEAD INVESTOR ⌄

David Woodward

I've known the founders of Invisible Foundry for over 30 years. They have always been ahead of their time. Their new IP, Social Identity of Objects, redefines information technology and lays the groundwork for substantial web3 development. They have already signed one license and are in talks to license their IP in some major fields. I'm glad to be here for the long run and look forward to seeing the innovations that comes from their partnerships.

Invested $5,000 this round

Sheridan WY   Technology   Blockchain & Web3   Service

Highlights

(1) Current IP Licensed

(2) Revenue generating

(3) Large Potential License Market

Our Team



Andrew Van Valer Founder and CEO

Andrew is a veteran Silicon Valley entrepreneur, adviser and investor. He has over 35 years' experience creating successful strategies and driving innovation in multiple industries to accelerate their growth.

> This is the biggest idea we have ever had and now we have patent protection. SIOs level the playing field for creators and builders.



Raymond St. Martin Founder and President

Raymond has been leading media and technology companies for the past 18 years. He launched the first ever peer-to-peer review site in 2001 and has worked with professional athletes and celebrities in media and philanthropy for the past ten years.

Pitch

Invisible Foundry Inc.
Inventing and Licensing SIOs

Invisible Foundry Inc. is an intellectual property (IP) licensing corporation that generates revenue by licensing its intellectual property–patents, trademarks, copyrights, and trade secrets–and providing consulting services.

Invisible Foundry Inc. currently has one license agreement and is looking to license its IP to companies and startups in multiple verticals.

Imagine a Decentralized Google

"As defined by Invisible Foundary's patent protected technologies, the Social Identity of Objects has a profound impact on how all information will be stored in the future. Just as Google needed ways to search all information sources, Invisible Foundry has found a way to add tremendous context (the story) to all information, adding tremendous value to information stored."

- **John Cronin**, Inventor, Founder of IBM Patent Factory, CEO IP Capital

.

The opportunity

- The digital asset marketplace—currently dominated by NFTs and cryptocurrencies—has grown exponentially over the past two years (Feb 15th 2019–$120B, June 2022–$1.5T)

- The agreed upon future for digital asset technology will be smart digital assets and connected networks on multiple platforms.

- Through our first non-exclusive contract with Esaiyo, IF systems and IP are already contributing to core Web3 tech. This presents an opportunity to expand IF's IP and gain new licenses.

> ESAIYO, a new technology company, has established a standard and is developing technology for Creating, Connecting and Surfacing the Social Identities of Objects. (SIO's)
>
> The "SIO Standard" digitally attaches defining and differentiating attributes to virtual or physical people-places and things-allowing the social identity of objects to be surfaced and continuously defined. - Yahoo! Life

Our Team

 **Andrew Van Valer**
Co-Inventor of Social Identity of Objects

 **Raymond St. Martin**
Co-Inventor of Social Identity of Objects

 **John Cronin**
IP Advisor, Partner, Founder IBM Patent Factory

 **Don Boys**
Patent Agent, Over 3,000 Patents Granted

How we make money

Licensing: A direct licensing approach that includes an annual fee and in some cases equity or stakes in new projects

Co-Inventing: We have been asked to pursue co-inventing as a service for projects that license our IP

IP sales: In some cases we could sell parts of our IP

Revenue Generated to Date: $30,000 (Contract with Esaiyo, 10k per year plus 800k shares)

Roadmap thru 12/23

- File Seminal Patent (Social Identity of Object Patent granted 03/20)
- File CIP for museums, collectibles and physical objects in a virtual/game world (Filed 03/20)
- License IP to First Customer (Esaiyo contract 02/20)
- Expand team of inventors (Brought in Jon Cronin as partner, 03/22)
- Create and File 10 more patents/CIPs (Three Filed)
- Sign license in fashion space (Currently in development)
- Sign License in music space (Currently in development)
- Complete 4 licensing contacts in 2023 ($800-1.2m in revenue)

Forward looking projections cannot be guaranteed.

How you make money

We aspire for Invisible Foundry to become a profitable business that provides a dividend for our Investors, employees and founders.

*Forward looking projections can't be guaranteed.

Invisible Foundry Inc.

We hope that you join us in this mission by
investing in the future of information technology

Contact:
admin@invisiblefoundry.com